

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 26, 2006

<u>via U.S. Mail</u>
Mr. Lance Gilliland
Chief Financial Officer
Endeavour International Corporation
1000 Main Street, Suite 3300
Houston, Texas  77002

> **Re:     Endeavour International Corporation**
> **Registration Statement on Form S-3**
> **Filed March 24, 2006**
> **File No. 333-132684**
>
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 13, 2006**
> **File No. 001-32212**

Dear Mr. Gilliland:

We have reviewed your letter dated April 13, 2006, and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

10-K filed on March 13, 2006

Properties, page 16

Reserves, page 26

1.      You indicate that your will expand your disclosure to include a more in depth
        description of a reserve audit.  Provide us with your proposed disclosure.   Among
        other things, you should disclose the fact that the independent engineer did not
        independently provide his own seismic interpretation, well log or petrophysical
        analysis, geological mapping, decline-curve analysis or economic analysis.

Undeveloped Acreage, page 28

2.      Regarding response number 12, as the amount of acreage expiring in 2007 and
        2008 is material, revise your 10-K to include it and include it in future filings as
        necessary.   Send us your proposed disclosure.

Notes to Consolidated Financial Statements, page 53

Oil and Gas Reserves, page 87

3.      As to response number 14, although gas production represents less than 4% of
        your production, it represents one-half of your reserves on an equivalent barrel
        basis.   Please expand your disclosure in the Risk Factor section and the MD&A
        to fully explain the operator's plan to defer monetizing these volumes.   Include
        your best estimate on when you expect to begin monetizing these volumes.  Be
        advised, that if you have not identified a market for this gas, or the operator has
        not made an investment decision to develop and market it, you cannot classify
        them as proved reserves at this time.

Closing Comments

        As appropriate, please amend your filings in response to these comments.  You
may wish to provide us with marked copies of the amendments to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please file your cover letter on EDGAR. Please understand that we
may have additional comments after reviewing your amendment and responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments.  Please contact Carmen Moncada-Terry, Staff Attorney, at (202) 551-3687, or me at (202) 551-3745 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director


cc:     R. Milne
        J. Murphy
        C. Moncada-Terry

        <u>VIA FACSIMILE</u>
        Samuel N. Allen
        Porter & Hedges LLP
        (713) 226-6226